UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒    FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-237541 and 333-230452), Form F-1 (Registration Number 333-239356) and Form F-3 (Registration Number 333-237542) of Stealth BioTherapeutics Corp (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On October 30, 2020, Stealth BioTherapeutics Corp (the “Company”) entered into a development funding agreement (the “Agreement”) with Morningside Venture (I) Investments Limited (“Morningside”), under which Morningside agreed to provide funding to the Company to support the Company’s efforts to secure regulatory approval for elamipretide and to develop elamipretide for the treatment of Barth syndrome (“BTHS”), geographic atrophy associated with dry age-related macular degeneration (“dAMD”), Friedreich’s ataxia (“FRDA”), Duchenne’s cardiomyopathy (“DMDC”), primary mitochondrial myopathy associated with nuclear gene mutations (“replisome-related disorders”) and Leber’s Hereditary Optic Neuropathy (“LHON”, and together with BTHS, dAMD, FRDA, DMDC and replisome-related disorders, the “Designated Indications”).

Under the Agreement, Morningside has agreed to pay to the Company (i) $20 million upon execution of the Agreement, (ii) $10 million within 15 days of the first to occur of (a) the Company completing enrollment of its RECLAIM-2 Phase 2 clinical trial of elamipretide for the treatment of dAMD and (b) the submission by the Company of a new drug application to the U.S. Food and Drug Administration (the “FDA”) for elamipretide for the treatment of BTHS (the “Tranche 2 Milestone Event”) and (iii) $5 million within 15 days of the later to occur of (a) and (b) (the “Tranche 3 Milestone Event”).

Prior to the occurrence of the Tranche 3 Milestone Event, the Company may agree to add additional investors to the Agreement (each, an “Additional Investor”, and any such Additional Investors together with Morningside, the “Investors”), subject to the prior written consent of Morningside. The commitment from each such Additional Investor will be on the same terms and subject to the same conditions as the initial commitments, and, together with the commitment from Morningside, the aggregate commitments of the Investors will not exceed $70 million without the consent of Morningside. Prior to any Investor having an obligation to provide the funding due upon the occurrence of the Tranche 2 Milestone Event and the Tranche 3 Milestone Event, the Company must satisfy certain customary conditions.

In addition, upon the mutual agreement of the Company and the Investors, at any time after the Company receives positive data from a clinical trial in a Designated Indication, the Company may request that the Investors make additional commitments of up to an additional $35 million in the aggregate (the “Additional Funding”). Each Investor may agree to fund such commitment or not in its sole discretion.

During the term of the Agreement, the Company has agreed to use commercially reasonable efforts to (i) seek and maintain regulatory approval of elamipretide for the treatment of BTHS in the United States and (ii) initiate clinical trials in two of the Designated Indications other than BTHS, which are referred to together as the “Development Efforts.”

The Company is required to make success payments to the Investors (“Success Payments”) upon receipt of an approval of elamipretide (a “Regulatory Approval”) of a NDA by the FDA or a marketing authorization application by the European Medicines Agency (the “EMA”) for the treatment of (i) dAMD (a “Common Approval”) and (ii) BTHS, FRDA, DMDC, replisome-related disorders or LHON (each, an “Orphan Approval”) as follows, subject to certain adjustments:

•

If the first Regulatory Approval is an Orphan Approval, the Company will pay Success Payments of $2 million and then an additional $158 million in the aggregate in seven additional annual payments; and

•

If the first Regulatory Approval is a Common Approval, or upon a second regulatory approval (whether a Common Approval or an Orphan Approval), the Company will make total Success Payments reflecting a 27% internal rate of return over a seven-year term following such approval.

All Success Payments will be proportionately adjusted in the event that the actual funding received by the Company from Investors is lower or greater than $70 million (including as a result of the payment of the Additional Funding).

If the Company’s board of directors determines to seek a Regulatory Approval from both the FDA and EMA, then 66% of each applicable Success Payment will be due upon Regulatory Approval by the FDA and each applicable anniversary thereof and 34% of each applicable Success Payment will be due upon Regulatory Approval by the EMA and each applicable anniversary thereof.

At any time within 60 days of a receipt of (a) a Common Approval, if such approval is the first Regulatory Approval or (b) the second Regulatory Approval, if the first Regulatory Approval is an Orphan Approval, the Company has the right, at its option, to make one-time cash payments to the Investors to buy out all or a portion of the future unpaid Success Payments for a price that reflects a discount rate of 5%.

In addition, the Company has agreed that its obligations to the Investors under the Agreement will be subordinated to its existing indebtedness owed to Hercules Capital, Inc. (“Hercules”) under the Company’s Loan and Security Agreement, as amended. The Company, Hercules and the Investors have entered in a customary subordination agreement.

Upon execution of the Agreement, the Company issued a warrant to Morningside exercise for 46,153,846 ordinary shares of the Company at an exercise price of $0.13 with such number of ordinary shares being equal to the quotient of 30% of the amount of Morningside’s commitment divided by the exercise price. The warrant has a three-year term and vests commensurate with the payment of each tranche by Morningside. The Company agreed to issue to substantially identical warrants to any Additional Investors.

The Agreement terminates upon the payment of all Success Payments or the final Buyout Payment owed to the Investors, unless earlier terminated. The Agreement may be terminated by the Company or a majority of the Investors following  failure to receive Regulatory Approval  which would be deemed to occur upon (a) the failure to receive Regulatory Approval in at least one of the Designated Indications within five years after the occurrence of the Tranche 3 Milestone Event, despite exercises of commercially reasonable efforts or (b) the reasonable determination of a majority of the Investors that the research results do not support Regulatory Approval due to failure of the clinical trials to achieve their primary endpoint. A majority of the Investors may terminate the Agreement in the event of a (i) breach by the Company its obligations with respect to the Development Efforts or its payment obligations to the Investors, (ii) material breach by the Company of certain representations, warranties or covenants in the Agreement, (iii) a change of control of the Company or (iv) a majority of the Investors reasonably determine that the Company will likely be prevented from further developing elamipretide for the Designated Indications and its future value may be adversely affected in a material way due to third-party patents. The Company may terminate the Agreement (i) for convenience for any reason or no reason at any time prior to the receipt of the first Regulatory Approval or (ii) in the event of a product safety concern.

In certain instances, upon the termination of the Agreement, the Company will be obligated to pay the Investors a multiple of the amounts paid to the Company under the Agreement, including specifically

(i)

300% of such amounts, less any Success Payments actually made, in the event that (i) the Investors terminate the agreement due to specified fundamental breaches of the Agreement by the Company or (iii) the Company terminates for convenience;

(ii)	150% in the event the agreement is upon a change of control of the Company;
(iii)	100% in the event of a termination due to a breach of a representation, warranty or covenant, plus simple interest; and
(iv)	100% in the event of a termination due to third party patents.

In addition, if following a termination for any reason other than due to a breach of representation, warrant or covenant, due to third party patents or change in control, the Company continues to develop elamipretide and obtains a Regulatory Approval, it will make the Success Payments to the Investors as if the Agreement had not been terminated less any payments made upon termination.

The foregoing description of the Agreement and the warrant are qualified in their entirety by reference to the full text of the Agreement and the warrant, a copy of each of which is attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and each of which is incorporated herein by reference.

Forward-Looking Statements

Statements in this Form 6-K about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the Company’s development funding agreement and the timing of payments thereunder. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements as a result of known and unknown risks, uncertainties and other important factors, including:  the Company’s ability to obtain additional funding and to continue as a going concern; the impact of the COVID-19 pandemic; the ability to successfully demonstrate the efficacy and safety of the Company’s product candidates and future product candidates;  the preclinical and clinical results for the Company’s product candidates, which may not support further development and marketing approval; the potential advantages of the Company’s product candidates; the content and timing of decisions made by the U.S. FDA, the EMA or other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies, which may affect the initiation, timing and progress of preclinical studies and clinical trials of the Company’s product candidates; Company’s ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the Company’s ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates it is developing; and general economic and market conditions.  These and other risks are described in greater detail under the caption "Risk Factors" included in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC"), as well as in any future filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit Number	Description

10.1	Development Funding Agreement, dated as of October 30, 2020, by and between the Company and Morningside Venture (I) Investments Limited
10.2	Ordinary Share Purchase Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date: November 4, 2020

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